Exhibit 21.1

Subsidiaries of the Registrant

Networks In Motion, Inc., a Delaware corporation

Solvern Innovations, Inc., a Maryland corporation

NextGen Communications, Inc., a Maryland corporation

NextGen Communications, Inc., a Virginia corporation

NIM (TianJin) Co., Ltd., a corporation registered in China

Networks in Motion Sweden AB, a corporation of Sweden